UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 2

To

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the

Securities Exchange Act of 1934

ACCENTURE SCA

(Name of Subject Company (issuer))

ACCENTURE SCA

ACCENTURE INTERNATIONAL SARL

(Names of Filing Persons (offerors))

CLASS I COMMON SHARES,

PAR VALUE €1.25 PER SHARE

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

Douglas G. Scrivner

Accenture

1661 Page Mill Road

Palo Alto, CA 94304

(650) 213-2000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

John B. Tehan

Alan D. Schnitzer

Simpson Thacher & Bartlett

425 Lexington Avenue

New York, NY 10017

Telephone: (212) 455-2000

Facsimile: (212) 455-2502

Calculation of filing fee

Transaction Valuation*	Amount of Filing Fee

$129,803,882.12	$10,502

*	Determined pursuant to Rule 0-11(b)(1) of the Securities Exchange Act of 1934, assuming that 6,519,532 Class I common shares are redeemed or purchased for $19.91 per share.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	$10,502	Filing Party:	Accenture SCA and Accenture International SARL
Form or Registration No.:	SC TO-I	Date Filed:	August 7, 2003

☐	Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third party tender offer subject to Rule 14d-1	☐ going-private transaction subject to Rule 13e-3
☒ issuer tender offer subject to Rule 13e-4	☐ amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

This Amendment No. 2 amends and supplements the issuer tender offer statement on Schedule TO relating to an offer by Accenture SCA, a Luxembourg partnership limited by shares, to redeem, in accordance with its Articles of Association, and by Accenture International SARL, a Luxembourg private limited liability company and a wholly-owned subsidiary of Accenture SCA, to purchase, upon the terms and subject to the conditions contained in the tender offer, dated August 7, 2003, and the accompanying shareholder communication (which together constitute the “offer” and have been previously filed as Exhibits (a)(1) and (a)(2) to the Schedule TO) up to an aggregate of 6,519,532 Class I common shares of Accenture SCA, par value €1.25, at a price of $19.91 per share, in cash.

Except as amended hereby, all the terms of the Tender Offer remain unchanged. This Amendment No. 2 amends and supplements the Schedule TO as follows:

(a)	The third sentence of the first paragraph under the heading “The Offer-1. Terms of the Offer” of the Tender Offer is amended by deleting the words “as promptly as practicable” and replacing them with the word “promptly”.

(b)	The fourth and final paragraph under the heading “The Offer-1. Terms of the Offer” of the Tender Offer is deleted in its entirety and replaced with the following paragraph:

“If each of the conditions set forth in Section 5 are satisfied or waived prior to the expiration of the offer, Accenture SCA will redeem all Class I common shares validly tendered for redemption at the offer price, and SARL will purchase all Class I common shares validly tendered for purchase at the offer price, up to an aggregate of 6,519,532 Class I common shares. If any of the conditions is not satisfied or waived prior to the expiration of the offer, we will not complete the offer. (Notwithstanding the other terms of the offer, we will not be required to accept for redemption or purchase and payment or to redeem or purchase any Class I common shares that we have accepted for redemption or purchase and payment if it would be illegal for us to do so under applicable law.)”

(c)	The following sentence is added after the first sentence under the heading “The Offer-3. Withdrawal Rights” of the Tender Offer:

“You may also withdraw tendered Class I common shares after the expiration of 40 business days from the commencement of the offer.”

(d)	The last sentence of the third and final paragraph under the heading “The Offer-3. Withdrawal Rights” of the Tender Offer is deleted in its entirety and replaced with the following sentence:

“Our reservation of our right to delay redemption or purchase of any Class I common shares is subject to provisions of the Securities Exchange Act that provide that an issuer making a tender offer shall either pay the consideration offered or return tendered securities promptly after the termination or withdrawal of the tender offer.”

(e)	The first paragraph under the heading “The Offer-4. Acceptance for Redemption or Purchase and Payment for Shares” of the Tender Offer is amended by (i) deleting the words “as soon as practicable” from the first sentence of the paragraph and replacing them with the word “promptly” and (ii) deleting the words “as promptly as practicable” from the third sentence of the paragraph and replacing them with the word “promptly”.

(f)	The second paragraph under the heading “The Offer-4. Acceptance for Redemption or Purchase and Payment for Shares” of the Tender Offer is deleted in its entirety and replaced with the following paragraph:

“We will not accept Class I common shares tendered in the offer unless and until the conditions specified in Section 5 have been satisfied or waived prior to the expiration of the offer. (Notwithstanding the other terms of the offer, we will not be required to accept for redemption or purchase and payment or to redeem or purchase any Class I common shares that we have accepted for redemption or purchase and payment if it would be illegal for us to do so under applicable law.)”

(g)	The final two paragraphs under the heading “The Offer-5. Conditions of the Offer” of the Tender Offer are deleted in their entirety and replaced with the following two paragraphs:

“The conditions to the offer are for our benefit. We may assert them in our discretion regardless of the circumstances giving rise to them. Subject to any applicable rules and regulations of the SEC, we may waive them, in whole or in part, at any time and from time to time prior to the expiration of the offer, in our discretion, whether or not we waive any other condition of the offer. All conditions must be satisfied or waived prior to the expiration of the offer. Our failure at any time to exercise any of these rights will not be deemed a waiver of any such rights. The waiver of any of these rights with respect to particular facts and circumstances will not be deemed a waiver with respect to any other facts and circumstances, although to the extent we waive a condition with respect to one tender of shares we will waive that condition for all other tenders as well. Each of these rights will be deemed an ongoing right that we may assert at any time and from time to time. Any determination we make concerning the conditions or events described in this Section 5 will be final and binding upon all persons.

Notwithstanding the other terms of the offer, we will not be required to accept for redemption or purchase and payment or to redeem or purchase any Class I common shares that we have accepted for redemption or purchase and payment if it would be illegal for us to do so under applicable law.”

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ACCENTURE SCA, represented by its general partner, Accenture Ltd, itself represented by its duly authorized signatory

/S/ MICHAEL E. HUGHES
Name: Michael E. Hughes

ACCENTURE INTERNATIONAL SARL

By:	/S/ MICHAEL E. HUGHES
Name: Michael E. Hughes
Title: Manager

Dated:   August 20, 2003

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